Mitsubishi Corporation
2-3-1 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8594 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

February 28, 2007
Our ref. No. PI 0113

The U.S. Securities and Exchange C[redacted]
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Fi
Mail Stop 3-7
Washington, D.C. 20549

07021451

SUPPL

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Notice Concerning Restructuring of Automobile Finance Business by Diamond Lease, Mitsubishi Corporation and Mitsubishi Motors**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

PROCESSED
MAR 0 7 2007
THOMSON
FINANCIAL

Yoshihiro Kuroi
Deputy General Manager,
Investor Relations Office

Translation of report filed with the Tokyo Stock Exchange on February 28, 2007

Notice Concerning Restructuring of Automobile Finance Business by Diamond Lease, Mitsubishi Corporation and Mitsubishi Motors

Diamond Lease Co., Ltd. (DL), Mitsubishi Corporation (MC) and Mitsubishi Motors Corporation (MMC) today announced that they have decided to complete a series of restructuring measures relating to the automobile finance business, as per an earlier announcement dated March 17, 2006.

1. Outline of the Restructuring to Be Completed

(1) DL and MMC will promote the finance business in connection with MMC vehicles, including auto credit and car rental operations, through strategic joint venture MMC Diamond Finance Corporation (MDF), which took over these operations from the former Mitsubishi Auto Credit-Lease Corporation (MCL) following its split into two companies. (Restructuring completion date: February 28, 2007)

(2) MC and DL will establish Mitsubishi Auto Lease Holdings Co., Ltd. (MALH) through a joint share transfer as a holding company under which will be placed Mitsubishi Auto Lease Co., Ltd. (MAL, renamed following the MCL corporate split) and Diamond Auto Lease Co., Ltd. (DAL). MALH will mainly promote automobile-related lease and maintenance services operations as a strategic joint venture of MC and DL. (Scheduled restructuring completion date: March 1, 2007)

2. Diagram of Restructuring

(1) Pre-Restructuring


DL
MC
MMC
Other shareholders
100%
43.25%
43.25%
13.5%
DAL
MCL

(2) Post-Restructuring



MC
DL
MMC
50%
50%
MALH (Holding company)
50%
50% (*)
100%
100%
DAL
MAL
MDF

* Plans call for some shares to be sold to a third party other than DL during the first half of the fiscal year ending March 31, 2008.

(1) Company	MMC Diamond Finance Corporation	Mitsubishi Auto Lease Holdings Co., Ltd.
(2) Representative Director	Toru Adachihara	Junta Fujikawa
(3) Address	34-6, Shiba 5-chome, Minato-ku, Tokyo	34-7, Shiba 5-chome, Minato-ku, Tokyo
(4) Establishment	July 13, 2006	March 1, 2007
(5) Main businesses	Auto credit and car rental operations	Auto lease and maintenance service operations
(6) Fiscal year-end	March 31	March 31
(7) No. of employees	210	Undetermined
(8) Capital	3,000 million yen	300 million yen
(9) Shareholders and shareholding	Diamond Lease Co., Ltd.: 50% Mitsubishi Motors Corporation 50%* (Above as of February 28, 2007) * Plans call for some shares to be sold to a third party other than DL during the first half of the fiscal year ending March 31, 2008.	Mitsubishi Corporation 50% Diamond Lease Co., Ltd. 50% (Above planned as of March 1, 2007)

3. **Outlook**

This restructuring will have no effect on the projected consolidated operating results of DL, MC and MMC for the fiscal year ending March 31, 2007.

# # #

END